EX—FILING FEES
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

North Haven Private Income Fund A LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$2,168,669.40 (1)	0.01476%	$320.10 (2)
Fees Previously Paid
Total Transaction Valuation	$2,168,669.40
Total Fees Due for Filing			$320.10
Total Fees Previously Paid
Total Fee Offsets			$204.80 (3)
Net Fee Due			$115.30

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 107,894 Class I Units of North Haven Private Income Fund A LLC at a price equal to $20.10 per unit, which represents the Company’s net asset value as of December 31, 2023.
(2) Calculated at $147.60 per $1,000,000 of the transaction value.
(3) An aggregate fee of $204.80 was paid with the filing of the Schedule TO-I by North Haven Private Income Fund A LLC (File No. 005-94202) on November 1, 2023 (the “November Schedule TO-I”). The final transaction fee due pursuant to the final amendment to the November Schedule TO-I filed on February 1, 2024 was $0.0, as no shares were tendered in the offering. The $204.80 of the filing fee paid in connection with the November Schedule TO-I is being used to offset the filing fee due in connection with this Schedule TO-I filing.

Table 2 – Fee Offset Claims and Sources

	Registrant or Filer Name	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims		005-94202	November 1, 2023		$204.80	$204.80
Fee Offset Sources		005-94202